                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                               CLARUS CORPORATION
                               ------------------
                                (Name of issuer)


                    COMMON STOCK, $.0001 par value per share
                    ----------------------------------------
                         (Title of class of securities)


                                  182707 10 9
                                  -----------
                                 (CUSIP number)


            -------------------------------------------------------
            (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [_]  Rule 13d-1(b)
                              [_]  Rule 13d-1(c)
                              [X]  Rule 13d-1(d)

                              -------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 182707 10 9                                              SCHEDULE 13G

1.        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Technology Ventures, L.L.C.    58-2151721
          ----------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [_]
          (b)  [_]

3.        SEC USE ONLY

          ----------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
          ----------------------------------------------------------------------

5.        SOLE VOTING POWER

             NUMBER OF         5.  Sole Voting Power                     628,950
              SHARES
            BENEFICIALLY       6.  Shared Voting Power                         0
               OWNED
         BY EACH REPORTING     7.  Sole Dispositive Power                628,950
            PERSON WITH:
                               8.  Shared Dispositive Power                    0

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                628,950
          ----------------------------------------------------------------------

10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)    [_]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.7%
          ----------------------------------------------------------------------

CUSIP No. 182707 10 9                                              SCHEDULE 13G

12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                               00
          ----------------------------------------------------------------------

ITEM 1(a) NAME OF ISSUER:

          Clarus Corporation

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          3970 Johns Creek Court, Suite 100
          Suwanee, Georgia  30024

ITEM 2(a) NAME OF PERSON FILING:

          Technology Ventures, L.L.C.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Two Ravinia Drive, Suite 1000
          Atlanta, Georgia  30346

ITEM 2(c) CITIZENSHIP:

          Technology Ventures, L.L.C. is a limited liability company under the laws of the State of Georgia. Each Member is a citizen of the United States.


ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.0001 per share (the "Common Stock")

ITEM 2(e) CUSIP Number:

                        182707 10 9
          ----------------------------------------------------------------------

ITEM 3    DESCRIPTION OF PERSON FILING:

          Not applicable.

CUSIP No. 182707 10 9                                              SCHEDULE 13G

ITEM 4    OWNERSHIP/1/:

          (a)  AMOUNT BENEFICIALLY OWNED:

               Technology Ventures, L.L.C. is the record holder of 628,950 shares of Common Stock. As sole manager, Mr. McCall may be deemed to beneficially own the 628,950 shares of Common Stock held of record by Technology Ventures, L.L.C.

          (b)  PERCENT OF CLASS:

                  5.7%
          ----------------------------------------------------------------------
          (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

           NUMBER OF      (i)    Sole Voting Power                       628,950
            SHARES
          AS TO WHICH     (ii)   Shared Voting Power                           0
             THE
           PERSON         (iii)  Sole Dispositive Power                  628,950
             HAS
                          (iv)   Shared Dispositive Power                      0

          Mr. McCall, as sole manager, may be deemed to have the power to vote and dispose of 628,950 shares of Common Stock.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.
---------------
/1/  As of December 31, 1998.

CUSIP No. 182707 10 9                                              SCHEDULE 13G

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10   CERTIFICATION:

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 18, 1999

                                        TECHNOLOGY VENTURES, L.L.C.


                                        BY: /s/  Joseph S. McCall
                                           -----------------------------------
                                           JOSEPH S. MCCALL, Manager


                                           /s/ Joseph C. McCall         (SEAL)
                                           -----------------------------------
                                           JOSEPH S. MCCALL